Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

December 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re:	Zhibao Technology Inc.

Registration Statement on Form F-1

Filed September 8, 2023

File No. 333-274431

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “Zhibao,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 22, 2023, regarding the Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on September 8, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 1 to the Registration Statement (the “Amendment No.1”) with this response letter.

Form F-1 filed September 8, 2023

Cover Page

1.	We note your disclosure that your CSRC filing is still under the CSRC’s review and you have not obtained the final confirmation from the CSRC regarding the completion of the filing process. We also note that this offering and your listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to your listing on Nasdaq and that you “will complete the filing with the CSRC in compliance with the Trial Measures prior to [y]our listing on Nasdaq.” In this regard:

●	Revise to clarify what you mean by “completion of the filing process” with the CSRC and “complete the filing with the CSRC” on the cover page and elsewhere in the prospectus.

●	Please clarify, if true, that you will not complete the offering and listing on Nasdaq without first receiving CSRC approval under the Trial Measures. Include this disclosure on the cover page and pages 8-9, 25, 28, and 39.

●	Tell us how you plan to notify investors about receiving the CSRC approval.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, Prospectus Summary and elsewhere of the Amendment No.1. We respectful advise the Staff that upon the effectiveness of the Trial Measures, the CSRC approval for overseas offering and listing has been replaced by the filing requirements under the Trial Measures. We have fulfilled the CSRC filing requirements in compliance with the Trial Measures, which was evidenced by the written notice released by the CSRC on its website on October 25, 2023. In addition, we also made disclosures in Amendment No.1 and will notify investors of our completion of the CSRC filing procedures under the Trial Measures through our website at www.zhibao-tech.com.

Exhibits

2.	We note that certain portions of exhibits 10.1, 10.4, 10.6, 10.7, and 10.9 are omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, we have included a prominent statement on the first page of each redacted exhibit to the Amendment No.1 that certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP